Exhibit 97.1
ANI PHARMACEUTICALS, INC. AMENDED AND RESTATED CLAWBACK POLICY

I.Purpose.
The Board of Directors (“Board”) of ANI Pharmaceuticals, Inc. (the “Company”) based upon the recommendation of its Compensation Committee (the “Committee”), has adopted this Compensation Recoupment Policy (this “Policy”) in order to implement a mandatory clawback policy in the event of a Restatement in compliance with the Applicable Rules. Any capitalized terms used, but not immediately defined, in this Policy have the meanings set forth in
Section VIII.

II. Administration.

This Policy shall be administered by the Committee, which shall make all determinations with respect to this Policy in its sole discretion; provided that this Policy shall be interpreted in a manner consistent with the requirements of the Applicable Rules. Notwithstanding the foregoing, subject to the Applicable Rules, the Board may assume any or all powers and authority of the Committee with respect to this Policy, in which case references to the Committee shall be deemed to include the Board, as applicable.

III. Recovery on a Restatement.

In the event that the Company is required to prepare a Restatement, the Company shall reasonably promptly recover from an Executive Officer the amount of any erroneously awarded Incentive-Based Compensation that is Received by such Executive Officer during the Recovery Period. The amount of erroneously Received Incentive-Based Compensation will be the excess of the Incentive-Based Compensation Received by the Executive Officer (whether in cash or shares) based on the erroneous data in the original financial statements over the Incentive-Based Compensation (whether in cash or in shares) that would have been Received by the Executive Officer had such Incentive-Based Compensation been based on the restated results, without respect to any tax liabilities incurred or paid by the Executive Officer.

Recovery of any erroneously awarded compensation under this Policy is not dependent on fraud or misconduct by any Executive Officer in connection with a Restatement.

Without limiting the foregoing, for Incentive-Based Compensation based on the Company’s stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Restatement, (i) the amount shall be based on the Company’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such estimate to the Regulators as required by the Applicable Rules.

In addition to the foregoing, in the event that an Executive Officer fails to repay or reimburse erroneously awarded compensation that is subject to recovery, the Committee may require an Executive Officer to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering erroneously awarded compensation under this Policy.

IV. Coverage and Application.

This Policy covers all persons who are Executive Officers at any time during the Recovery Period for which Incentive-Based Compensation is Received or during the performance period applicable to such Incentive-Based Compensation. Incentive-Based Compensation shall not be recovered under this Policy to

Exhibit 97.1
the extent Received by any person before the date the person served as an Executive Officer. Subsequent changes in an Executive Officer’s employment status, including retirement or termination of employment, do not affect the Company’s right to recover Incentive-Based Compensation pursuant to this Policy.

This Policy shall apply to Incentive-Based Compensation that is Received by any Executive Officer on or after the Effective Date and that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date. For the avoidance of doubt, this will include Incentive-Based Compensation that may have been approved, awarded, or granted to an Executive Officer on or before the Effective Date if such Incentive-Based Compensation is Received after the Effective Date.

V. Exceptions to Policy.

No recovery of Incentive-Based Compensation shall be required if any of the following conditions are met and the Committee determines that, on such basis, recovery would be impracticable:

a.the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided that prior to making a determination that it would be impracticable to recover any Incentive-Based Compensation based on the expense of enforcement, the Company shall (i) have made a reasonable attempt to recover the Incentive-Based Compensation, (ii) have documented such reasonable attempts to recover, and (iii) provide the documentation to the Regulators as required by the Applicable Rules;
b.recovery would violate home country law where that law was adopted prior to November 28, 2022; or
c.recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations promulgated thereunder.

VI. Methods of Recovery.

In the event of a Clawback Event, subject to applicable law, the Committee may take any such actions as it deems necessary or appropriate, including, without limitation:

a.the reduction or cancellation of any Incentive-Based Compensation in the form of vested or unvested equity or equity-based awards that have not been distributed or otherwise settled prior to the date of determination;
b.the recovery of any Incentive-Based Compensation that was previously paid to the Executive Officer;
c.the recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any Incentive-Based Compensation in the form of equity or equity- based awards;
d.the offset, withholding, or elimination of any amount that could be paid or awarded to the Executive Officer after the date of determination;
e.the recoupment of any amount in respect of Incentive-Based Compensation contributed to a plan that takes into account Incentive-Based Compensation (excluding certain tax- qualified plans, but including long-term disability, life insurance, supplemental executive retirement plans and deferred compensation plans, in each case to the extent permitted by applicable law, including Section 409A of the Code) and any earnings accrued to date on any such amount; and
f.the taking of any other remedial and recovery action permitted by law, as determined by the Committee.

Exhibit 97.1
In addition, the Committee may authorize legal action for breach of fiduciary duty or other violation of law and take such other actions to enforce the Executive Officer’s obligations to the Company as the Committee deems appropriate.

VII. Miscellaneous.

a.Effectiveness of this Policy. This Policy is adopted as of December 1, 2023, with retroactive effectiveness as of October 2, 2023 (the “Effective Date”).
b.Public Disclosure. The Company shall make all required disclosures and filings with the Regulators with respect to this Policy in accordance with the requirements of the Applicable Rules, and any other requirements applicable to the Company, including any disclosures required in connection with SEC filings.
c.Notice. Before the Company takes action to seek recovery of compensation pursuant to this Policy against an Executive Officer, the Company shall take commercially reasonable steps to provide such individual with advance written notice of such clawback; provided that this notice requirement shall not in any way delay the reasonably prompt recovery of any erroneously awarded Incentive-Based Compensation.
d.No Indemnification. The Company shall not indemnify any current or former Executive Officer against the loss of erroneously awarded compensation and shall not pay or reimburse any Executive Officer for premiums incurred or paid for any insurance policy to fund such Executive Officer’s potential recovery obligations.
e.No Substitution of Rights; Non-Exhaustive Rights. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to (i) any equity or equity-based incentive compensation plan or any successor plan thereto, or any other incentive plan of the Company or any of its subsidiaries or affiliates or (ii) the terms of any similar policy or provision in any employment agreement, compensation agreement or arrangement, or similar agreement and any other legal remedies available to the Company. In addition to recovery of compensation as provided for in this Policy, the Company may take any and all other actions as it deems necessary, appropriate and in the Company’s best interest in connection with a Clawback Event, including termination of an Executive Officer’s employment and initiating legal action against an Executive Officer, and nothing in this Policy limits the Company’s rights to take any such or other appropriate actions.
f.Governing Law. This Policy and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Applicable Rules, shall be governed by and construed in accordance with the laws of Delaware without regard to choice of law principles. If any provision of this Policy shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Policy, but this Policy shall be construed and enforced as if the illegal or invalid provision had never been included in this Policy.
g.Amendment; Termination; Sunset. This Policy amends and restates and replaces in all respects the Amended and Restated Clawback Policy adopted by the Board effective April 7, 2023. The Board, based upon the recommendation of the Committee, may amend this Policy at any time for any reason, subject to any limitations under the Applicable Rules. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on a U.S. national securities exchange or is otherwise not subject to the Applicable Rules.

VIII. Defined Terms.

Exhibit 97.1
a.“Applicable Rules” means Section 10D of the Exchange Act and Rule 10D-1 promulgated thereunder, Listing Rule 5608 of the Listing Rules of Nasdaq, and any other national stock exchange rules that the Company is or may become subject to.
b.“Clawback Event” means a required recoupment of Incentive-Based Compensation in the event of a Restatement under the Applicable Rules.
c.“Exchange Act” means the Securities Exchange Act of 1934, as amended.
d.“Executive Officer” means each officer of the Company who is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar significant policy-making functions for the Company, as determined under 17 CFR §229.401(b).
e.“Financial Reporting Measures” means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) the Company’s stock price, and (iii) total shareholder return in respect of the Company. A “Financial Reporting Measure” need not be presented within the financial statements or included in a filing with the SEC.
f.“Incentive-Based Compensation” means any compensation that is granted, earned, or vested, based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include, among other forms of compensation, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures.
g.“Nasdaq” means the Nasdaq Stock Market LLC.
h.“Received” – Incentive-Based Compensation is deemed “Received” for the purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure applicable to the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
i.“Recovery Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, which date is the earlier of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (ii) a date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
j.“Regulators” means, as applicable, the SEC and Nasdaq.
k.“Restatement” means that the Company is required to prepare an accounting restatement due to a material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
l.“SEC” means the U.S. Securities and Exchange Commission.